CUSIP NO. 784179 10 3


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               SGD HOLDINGS, LTD.
                                 Name of Issuer


                          Common Stock $.0001 par value
                          Title of Class of Securities



                                   784179 10 3
                                  CUSIP Number


                                January 28, 2004
              ----------------------------------------------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]   Rule 13d-1(b)
         [ X ]    Rule 13d-1(c)
         [    ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.       Name of Reporting Persons                       BJB Services, Inc.
         Tax Identification Number                              73-1571801

2.       Check the Appropriate Box if a Member                     (a) { }
         of a Group. (See instructions)                            (b) { }

3.       SEC Use Only

4.       Citizenship or Place of Organization Oklahoma


                                              (5)      Sole Voting Power                              3,500,000
Number of Shares Beneficially                 (6)      Shared Voting Power
Owned by Each Reporting Person                (7)      Sole Dispositive Power                         3,500,000
With:                                         (8)      Shared Dispositive
                                                       Power


9.       Aggregate Amount Beneficially Owned
         By Each Reporting Person                                                                      3,500,000

10.      Check if the Aggregate Amount
         in Row 9 Excludes Certain Shares                                                                {    }

11.      Percent of Class Represented                                                                     8.13%
         by Amount in Row 9

12.      Type of Reporting Person CO


Item 1.       (a)     Name of issuer:                                           SGD Holdings, Ltd.
              (b)     Address of Issuer's Principal Executive Office            4385 Sunbelt Drive
                                                                                Addison, TX  75001

Item 2.       (a)     Name of person filing:                                    BJB Services, Inc.
              (b)     Address of Principal Business Office                      7633 E 63rd Place, Ste 220
                      or if None, Residence                                     Tulsa, OK  74113
              (c)     Citizenship:                                              Oklahoma
              (d)     Title of Class of Securities:                             SGD Holdings, Ltd
                                                                                  Common Stock
              (e)     CUSIP Number:                                             784179 10 3




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



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)  [ ] Broker or dealer registered under section 15 of the Act.
  (b)  [ ] Bank as defined in section 3(a)(6) of the Act.
  (c) [ ] Insurance company as defined in section 3(a)19 of the Act.
  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
  (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):
  (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:                                                     3,500,000
         (b)      Percentage of class:                                                             8.13%
         (c)      Number of shares as to which such person has:
                  (i)    Sole power to vote or to direct the vote                                3,500,000
                  (ii)   Shared power to vote or to direct the vote                                     -
                  (iii)  Sole power to dispose or to direct the disposition of                   3,500,000
                  (iv)   Shared power to dispose or to direct the disposition of                        -


Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A





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



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  N/A

Item 8.           Identification and Classification of Members of the Group:

                  N/A

Item 9.           Notice of Dissolution of Group:

                  N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2004
                                         BJB SERVICES, INC.

                                         By:   /s/ James R. Ross
                                              -----------------------------
                                              James R. Ross, President



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